UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              VitroTech Corporation
                          (fka Star Computing Limited)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities

                                   92851M 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Glenn Easterbrook
                       Hi-Tech Environmental Products, LLC
                         5 Hutton Centre Dr., Suite 700
                           Santa Ana, California 92707
                                 (714) 708-4700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 8, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  92851M 10 8                                       13D
-------------- ---------------------------------------------------------------------------------------------- --------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Hi-Tech Environmental Products, LLC
-------------- ------------------------------------------------------------------------------------ --------- --------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [ ]
                                                                                                      (b) [X]
-------------- ------------------------------------------------------------------------------------ ------------------
      3        SEC USE ONLY

-------------- ------------------------------------------------------------------------------------ ------------------
      4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

               OO
-------------- ------------------------------------------------------------------------------------ --------- --------
      5        CHECK IS DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [   ]


-------------- -------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.
------------------------- -------- ---------------------------------------------- ------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH                         7     SOLE VOTING POWER
                                   60,000,000
                          -------- ---------------------------------------------- ----------------- ------------------
                             8     SHARED VOTING POWER
                                   0
                          -------- ---------------------------------------------- ----------------- ------------------
                             9     SOLE DISPOSIVITE POWER
                                   60,000,000
                          -------- ---------------------------------------------- ----------------- ------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
-------------- -------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               60,000,000
-------------- ---------------------------------------------------------------------------------------------- --------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [   ]


-------------- ------------------------------------------------------------------------------------ ------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                               41.4%

-------------- ------------------------------------------------------------------------------------ ------------------
     14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               OO
-------------- ----------------------------------------------- ------------------ ----------------- ------------------

CUSIP No.  92851M 10 8                                       13D
-------------- ---------------------------------------------------------------------------------------------- --------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               James Kangas
-------------- ------------------------------------------------------------------------------------ --------- --------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [ ]
                                                                                                      (b) [X]
-------------- ------------------------------------------------------------------------------------ ------------------
      3        SEC USE ONLY

-------------- ------------------------------------------------------------------------------------ ------------------
      4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

               OO
-------------- ------------------------------------------------------------------------------------ --------- --------
      5        CHECK IS DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [   ]

-------------- -------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.
------------------------- -------- ---------------------------------------------- ------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH                         7     SOLE VOTING POWER
                                   0
                          -------- ---------------------------------------------- ----------------- ------------------
                             8     SHARED VOTING POWER
                                   60,000,000
                          -------- ---------------------------------------------- ----------------- ------------------
                             9     SOLE DISPOSIVITE POWER
                                   0
                          -------- ---------------------------------------------- ----------------- ------------------
                            10     SHARED DISPOSITIVE POWER
                                   60,000,000
-------------- -------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               60,000,000
-------------- ---------------------------------------------------------------------------------------------- --------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [   ]

-------------- ------------------------------------------------------------------------------------ ------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                               41.4%

-------------- ------------------------------------------------------------------------------------ ------------------
     14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IN
-------------- ----------------------------------------------- ------------------ ----------------- ------------------

CUSIP No.  92851M 10 8                                       13D
-------------- ---------------------------------------------------------------------------------------------- --------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Glenn Easterbrook
-------------- ------------------------------------------------------------------------------------ --------- --------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [ ]
                                                                                                      (b) [X]

-------------- ------------------------------------------------------------------------------------ ------------------
      3        SEC USE ONLY

-------------- ------------------------------------------------------------------------------------ ------------------
      4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

               OO
-------------- ------------------------------------------------------------------------------------ --------- --------
      5        CHECK IS DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [   ]

-------------- -------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Canadian citizen with United States residency
------------------------- -------- ---------------------------------------------- ------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH                         7     SOLE VOTING POWER
                                   0
                          -------- ---------------------------------------------- ----------------- ------------------
                             8     SHARED VOTING POWER
                                   60,000,000
                          -------- ---------------------------------------------- ----------------- ------------------
                             9     SOLE DISPOSIVITE POWER
                                   0
                          -------- ---------------------------------------------- ----------------- ------------------
                            10     SHARED DISPOSITIVE POWER
                                   60,000,000
-------------- -------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               60,000,000
-------------- ---------------------------------------------------------------------------------------------- --------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [   ]

-------------- ------------------------------------------------------------------------------------ ------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                               41.4%

-------------- ------------------------------------------------------------------------------------ ------------------
     14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IN
-------------- ----------------------------------------------- ------------------ ----------------- ------------------

* This Amendment No. 1 to Schedule 13D dated February 3, 2004 is filed to reflect a 4-for-1 stock split of the Issuer's Stock effective March 8, 2004 and to reflect the indirect interest in the Issuer's Stock of Glenn Easterbrook and James Kangas, each of whom may be deemed to control Hi-Tech Environmental Products, LLC as a result of their position as managers or members thereof.

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the Common Stock (the "Stock") of VitroTech Corporation (fka Star Computing Limited), a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5 Hutton Centre Dr., Suite 700, Santa Ana, California 92707.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Hi-Tech Environmental Products, LLC, a Nevada limited liability company ("Hi-Tech"), by virtue of its direct beneficial ownership of Common Stock; (ii) James Kangas ("Kangas"), by virtue of his being the Chairman Manager and a 19.78% owner of Hi-Tech and his holding a proxy to vote certain interests in Hi-Tech; and (iii) Glenn Easterbrook ("Easterbrook"), by virtue of his being the Manager/President and a 2.69% owner of Hi-Tech. Hi-Tech, Easterbrook and Kangas are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

Because of their relationships with Hi-Tech, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. Each of the Reporting Persons, however, disclaims beneficial ownership of the shares held by the other Reporting Persons, except to the extent of his or its pecuniary interest therein. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

(b) The address of the principal business and principal office of each of the Reporting Persons is 5 Hutton Centre Dr., Suite 700, Santa Ana, CA 92707.

(c) The principal business of Hi-Tech is investing in and developing businesses. The principal business of Kangas is service as Chairman Manager of Hi-Tech. The principal business of Easterbrook is service as Manager and President of Hi-Tech.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Kangas is a citizen of the United States and Easterbrook is a citizen of Canada with United States residency.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Hi-Tech acquired 15,000,000 shares of Common Stock from Issuer on February 3, 2004. Hi-Tech paid for the shares by exchanging all of its membership interest in VitroCo Materials, LLC, a Nevada limited liability company, which was its wholly owned subsidiary ("VitroCo"). No part of the purchase price was represented by borrowed funds. This transaction was part of a transaction pursuant to which Hi-Tech and Elgin Investments, LLC, a Delaware limited liability company, acquired control of Issuer.

On March 8, 2004, Issuer effected a 4-for-1 stock split increasing the shares held by Hi-Tech to 60,000,000.

ITEM 4.  PURPOSE OF TRANSACTION.

Hi-Tech acquired the Stock for the purpose of acquiring control of Issuer. Except as discussed in this Item 4, as of the filing date, Hi-Tech has no plans or proposals that related to or that would result in any of the actions specified in clauses (b) though (j) of Item 4 of Schedule 13D, although it may, in the future, in connection with its review of its investment in the Stock from time to time explore a variety of alternatives, including without limitation the aforementioned actions. There is no assurance that Hi-Tech will develop any plans or proposals with respect to any of the foregoing actions. Any alternatives which Hi-Tech may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Stock, the financial condition, results of operations and prospects of Issuer and general economic, financial market and industry conditions.

In conjunction with the acquisition of the Stock, all of the officers and directors of Issuer prior to the Closing resigned and elected Mr. Jess Rae Booth, the then Chairman Manager of Hi-Tech, to serve as the President and sole director of Issuer. Subsequently, Mr. Booth resigned as the Chairman Manager of Hi-Tech at which time Mr. Kangas assumed the role of Chairman Manager and Mr. Easterbrook assumed the role of Manager of Hi-Tech.

As a result of this transaction, Issuer's business and operations changed from operating as a seller of refurbished and closeout models of consumer-related computer hardware to operating as a materials technology and research company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) The information in this Item 5(a) and (b) is given as of the date hereof and is based on 144,833,332 shares of common stock outstanding.

            (i) Hi-Tech has direct beneficial ownership of 60,000,000 shares of Issuer's common stock, representing approximately 41.4% of all issued and outstanding shares of common stock. Hi-Tech has sole power to vote and dispose of the Stock.

            (ii) By virtue of being the Chairman Manager of Hi-Tech, Kangas is deemed to be the beneficial owner of all 60,000,000 shares of Issuer's common stock owned by Hi-Tech, constituting 41.4% of the outstanding common stock.

            (iii) By virtue of being the Manager and President of Hi-Tech, Easterbrook is deemed to be the beneficial owner of all 60,000,000 shares of Issuer's common stock owned by Hi-Tech, constituting 41.4% of the outstanding common stock.

(c) See Item 3 above.

(d) NA

(e) NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A         Joint Filing Agreement between Hi-Tech Environmental Products,
                  LLC, James Kangas and Glenn Easterbrook

                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 9, 2004                   HI-TECH ENVIRONMENTAL PRODUCTS, LLC

                                        By: /s/ James Kangas
                                           ---------------------------
                                            James Kangas,
                                            Chairman Manager

                                           /s/ James Kangas
                                        -------------------------------
                                               James Kangas

                                          /s/ Glenn Easterbrook
                                        -------------------------------
                                              Glenn Easterbrook

                                                                       EXHIBIT A


                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock of beneficial interest of VitroTech Corporation and further agree that this Joint Filing Agreement (this "Agreement") be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.


      This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed an original and all of which together shall constitute one and the same instrument.

                                            HI-TECH ENVIRONMENTAL PRODUCTS, LLC
April 9, 2004

                                            By:      /s/ James Kangas
                                                    --------------------------
                                            Name:    James Kangas
                                            Title:   Chairman Manager

                                                    /s/ James Kangas
April 9, 2004                                      ---------------------------
                                                     James Kangas

                                                     /s/ Glenn Easterbrook
April 9, 2004                                      ---------------------------
                                                     Glenn Easterbrook